Exhibit 99.1

PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	David C. Vernon, President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330.682.1010
Fax:		330.682.4644

For Immediate Release: April 28, 2011

National Bancshares Corporation Announces First Quarter Earnings

Orrville, Ohio ~ National Bancshares Corporation, the holding company for First National Bank, reported net income of $487,000 for the quarter ended March 31, 2011, an increase from $293,000 for the same period in 2010. Earnings per share were $0.22 and $0.13 for March 31, 2011 and 2010, respectively.

First Quarter 2011 Business Highlights:

~ Net income for the quarter increased 66.2% to $487,000 from $293,000 for the same period in 2011.

~ The provision for loan losses decreased 71% to $147,000 from $507,000 in the same period in 2010.

~ Noninterest income increased 17.1% to $732,000.

~ Loans, net of allowance for loan losses increased $2.9 million or 1.5% from $190.7 million as of December 31, 2010 to $193.6 million as of March 31, 2011.

~ Total deposits increased $7.4 million or 2.4% from $309.1 million as of December 31, 2010 to $316.6 million as of March 31, 2011.

First Quarter 2011 Financial Summary:

Net income for the quarter increased 66.2% to $487,000 from $293,000 for the same period in 2010. Earnings for the quarter were positively impacted by the $360,000 decrease in the provision for loan losses, from $507,000 in 2010, to $147,000 for the same period in 2011.

Noninterest income for the quarter increased to $732,000 or 17.1%, from $625,000 for the same period in 2010. The change is primarily related to increased Small Business Administration (SBA) lending volume and gains recorded on the sale of the guaranteed portion of five loans.

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

Noninterest expense for the quarter was $3,146,000, an increase of 7.4% from $2,929,000 for the same period in 2010. The change was due primarily to an increase in salaries and benefit expense, data processing expense and occupancy expense.

March 31, 2011 Financial Condition:

Total assets increased 1.3% to $379.0 million as of March 31, 2011, from $374.1 million at December 31, 2010. Securities available for sale totaled $133.0 million compared to $138.0 million at December 31, 2010. Loans, net of allowance for loan losses increased $2.9 million to $193.6 million compared to $190.7 million at December 31, 2010. Deposits increased 2.4% to $316.6 million compared to $309.1 million at December 31, 2010. Shareholders` equity increased 1.9% to $39.7 million from $39.0 million at the end of 2010. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, increased to $2.3 million compared to $1.9 million as of December 31, 2010.

The allowance for loan losses increased from $2,585,000 as of December 31, 2010 to $2,720,000 or from 1.34% of total loans at year-end 2010 to 1.38% at March 31, 2011. The provision for loan losses for the quarter was $147,000, compared to $507,000 for the same period in 2010. Total nonperforming loans remained constant at $4.9 million as of December 31, 2010 and March 31, 2011. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due 30 through 89 days and still accruing, decreased from $1.7 million to $910,000 as of March 31, 2011. Adversely classified loans, including special mention, doubtful and substandard, decreased from $12.5 million at December 31, 2010 to $12.1 million at March 31, 2011. Management believes the allowance for loan losses is adequate as of March 31, 2011.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen full service offices located in Orrville, Massillon, Wooster, Fairlawn, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville and a loan production office in Salem, OH.

Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2010. The Company assumes no obligation to update any forward-looking statement.

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
Selected Consolidated Financial Data

Balance Sheet Data:
(dollars in thousands)
                                 Mar 31,   Dec 31,   Sep 30,   Jun 30,   Mar 31,
                                 2011      2010      2010      2010      2010
Cash and cash equivalents        $ 21,285  $ 12,837  $ 21,805  $ 25,975  $ 28,832
Securities available for sale     133,049   138,033   131,799   131,734   123,539
Loans, net                        193,610   190,685   195,004   191,078   191,483
Deposits                          316,568   309,134   309,296   309,080   306,006
Repurchase agreements               7,658     7,747     6,551     6,980     6,893
Federal Home Loan Bank advances    12,000    15,000    25,000    25,000    25,000
Shareholders' equity               39,719    38,981    40,585    39,977    39,666
Total assets                      379,025   374,096   385,108   384,340   381,325


Income Statement Data:
(dollars in thousands, except per
  share data)                                    Three months ended
                                                 Mar 31,      Mar 31,
                                                 2011         2010          Change
Interest income                                  $   3,675    $   3,958      (7.2)%
Interest expense                                       578          846     (31.7)%
Net interest income                                  3,097        3,112      (0.5)%
Provision for loan losses                              147          507     (71.0)%
Net interest income after provision for
  loan losses                                        2,950        2,605      13.2 %
Noninterest income                                     732          625      17.1 %
Noninterest expense:
Salaries and employee benefits                       1,494        1,378       8.4 %
Data processing                                        283          241      17.4 %
Net occupancy                                          367          294      24.8 %
Professional and consulting fees                       150          182     (17.6)%
FDIC assessment                                        136          121      12.4 %
Other                                                  716          713       0.4 %
Total noninterest expense                            3,146        2,929       7.4 %
Income before income taxes                             536          301      78.1 %
Income taxes                                            49            8     512.5 %
Net income                                       $     487    $     293      66.2 %
Earnings per share, basic and diluted            $    0.22    $    0.13      69.2 %
Weighted average shares outstanding              2,209,717    2,205,973

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
Quarterly Earnings Summary
Previous Eight Quarters:
(dollars in thousands, except per
  share data)
                                              Mar          Dec          Sep          Jun
                                              2011         2010         2010         2010
Interest income                               $   3,675    $   3,704    $   3,919    $   3,920
Interest expense                                    578          755          799          819
Net interest income                               3,097        2,949        3,120        3,101
Provision for loan losses                           147          879          228          615
Net interest income after provision for
  loan losses                                     2,950        2,070        2,892        2,486
Noninterest income                                  732          744        1,209          612
Noninterest expense                               3,146        2,969        2,947        3,002
Income (loss) before income taxes                   536         (155)       1,154           96
Income taxes                                         49         (163)         288          (62)
Net income                                    $     487    $       8    $     866    $     158
Earnings per share, basic and diluted         $    0.22    $    0.01    $    0.39    $    0.07
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,209,717    2,205,973    2,205,973    2,205,973

                                              Mar          Dec          Sep          Jun
                                              2010         2009         2009         2009
Interest income                               $   3,958    $   4,082    $   4,026    $   4,149
Interest expense                                    846          932          954        1,136
Net interest income                               3,112        3,150        3,072        3,013
Provision for loan losses                           507          902          576          228
Net interest income after provision for
  loan losses                                     2,605        2,248        2,496        2,785
Noninterest income                                  625          976          595          756
Noninterest expense                               2,929        2,878        2,806        2,945
Income before income taxes                          301          346          285          596
Income taxes                                          8           31           18          142
Net income                                    $     293    $     315    $     267    $     454
Earnings per share, basic and diluted         $    0.13    $    0.14    $    0.12    $    0.21
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,205,973    2,202,721    2,202,368    2,202,368

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